Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-215815 and 333-217416

Relating to the

Prospectus Supplement dated February 25, 2018

ViewRay, Inc.

4,090,000 Shares of Common Stock

3,000,581 Shares of Series A Convertible Preferred Stock

Warrants to Purchase 1,418,116 Shares of Common Stock

This free writing prospectus relates only to the securities described in the prospectus supplement dated February 25, 2018 included in our registration statements on Form S-3 (File Nos. 333-215815 and 333-217416) (the “Prior Prospectus Supplement”), and should be read as reflecting changes to the Prior Prospectus Supplement. The Prior Prospectus Supplement can be accessed through the following links: https://www.sec.gov/Archives/edgar/data/1597313/000119312518061176/d539394d424b5.htm (relating to File No.  333-215815) and https://www.sec.gov/Archives/edgar/data/1597313/000119312518061183/d539394d424b5.htm (relating to File No. 333-217416).

We are filing a prospectus supplement dated March 5, 2018 (the “Current Prospectus Supplement”) to the prospectuses dated February 7, 2017 and May 3, 2017, to reflect changes in the offering described in the Prior Prospectus Supplement. The Current Prospectus Supplement supersedes the Prior Prospectus Supplement. The Prior Prospectus Supplement described an offering of 7,090,581 shares of our common stock and warrants to purchase 1,418,116 shares of our common stock to to an affiliate of Fosun International Limited (the “investor”). On March 5, 2018, we and the investor agreed to revise the offering such that we would instead offer 4,090,000 shares of our common stock, 3,000,581 shares of our newly designated Series A Convertible Preferred Stock and warrants to purchase 1,418,116 shares of our common stock. The offering price for each share of the Series A Convertible Preferred Stock is $8.31, equal to the offering price of a share of our common stock in the transaction. The other terms of the offering remained substantially unchanged, including that there is no change in the gross proceeds to us, the purchase price of each share of our common stock, or the amount, purchase price, exercise price and other terms of the warrants. The offering is expected to close on or about March 5, 2018. We and the investor intend to make filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transaction, but the closing of the transaction is not conditioned on the expiration or termination of the related waiting period.

Each share of the Series A Convertible Preferred Stock will have the same powers, preferences and rights as a share of our common stock, except that (a) the holders of the Series A Convertible Preferred Stock will not be entitled to vote their shares of Series A Convertible Preferred Stock in any election of our directors, (b) the holders of the Series A Convertible Preferred Stock will have the right to convert such shares at their option into an equal number of shares of our common stock (subject to customary anti-dilution adjustments for splits, combinations and similar events) and (c) each share of Series A Convertible Preferred Stock will automatically be converted into one share of our common stock (subject to customary anti-dilution adjustments for splits, combinations and similar events) upon its transfer by the original holder to any person not affiliated with such holder.

The issuer has filed registration statements (including prospectuses and prospectus supplements) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses and prospectus supplements relating to such registration statements and the offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer can arrange to send you the prospectuses and prospectus supplements if you request them by calling 1-440-703-3210.